Cenntro Inc.
33 Wood Avenue South, Suite 600, PMB #3572
Iselin, New Jersey 08830

February 10, 2026

VIA EDGAR

U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, NE
Washington, D.C. 20549
Attn: Kristin Baldwin

Re:	Cenntro Inc. Registration Statement on Form S-3 Filed January 28, 2026 File No. 333-292994

Dear Ms. Baldwin:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Cenntro Inc. hereby requests acceleration of effectiveness of the above referenced Registration Statement on Form S-3 (File No. 333-292994) so that it will become effective at 5:00 p.m. ET on Thursday, February 12, 2026, or as soon as thereafter practicable.

Very truly yours,

/s/ Peter Z. Wang
Peter Z. Wang
Chief Executive Officer

cc:	McLaughlin & Stern, LLP